UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.__)*

Under the Securities Exchange Act of 1934

The OLB Group, Inc.
(Name of Issuer)

Common Stock, $0.0001 per share
(Title of Class of Securities)

67086U307
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._ 67086U307

(1)	Names of reporting persons
John E. Herzog
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
2,030,334
	(6)	Shared voting power
0
	(7)	Sole dispositive power
2,030,334
	(8)	Shared dispositive power
0
(9)	Aggregate amount beneficially owned by each reporting person
2,030,334
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
12.93%
(12)	Type of reporting person (see instructions)
IN

ITEM 1(A) NAME OF ISSUER:

The OLB Group, Inc. (the “Issuer”)

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1120 Avenue of the Americas, Fourth Floor

New York, NY 10036

ITEM 2 (A) NAME OF PERSON FILING:

John E. Herzog

This Schedule 13G is intended to operate as a further amendment of the Schedule 13D, as amended, previously filed by the Reporting Person.

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

824 Harbor Road, Southport, CT 06890

ITEM 2 (C) CITIZENSHIP:

United States

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value (“Common Stock”)

ITEM 2 (E) CUSIP NO.:

67086U307

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a) Amount beneficially owned:

2,030,334 shares of Common Stock, consisting of (a) 907,516 shares held by John E. Herzog, (b) 109,224 shares held by John E. Herzog Revocable Trust under an agreement dated February 7, 2014, for which John E. Herzog is the sole Trustee, (c) 10,000 shares held in an individual retirement account, (d) 802,875 shares of Common Stock issuable upon exercise of the Issuer’s Series A Conversion Warrants (“Series A Conversion Warrants”) to purchase shares of Common Stock at an exercise price of $9.00 per share and (e) 200,719 shares of Common Stock issuable upon exercise of the Issuer’s Series B Conversion Warrants (“Series B Conversion Warrants”) to purchase shares of Common Stock at an exercise price of $4.50 per share.

(b) Percent of class:

12.93%, based upon 14,702,804 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s revised definitive proxy soliciting materials on Schedule 14A filed with the SEC on November 29, 2022, plus shares of Common Stock issuable to the Reporting Person upon the exercise of the Series A Conversion Warrants and the Series B Conversion Warrants.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

 2,030,334

(ii) Shared power to vote or to direct the vote

 0

(iii) Sole power to dispose or to direct the disposition of

 2,030,334

(iv) Shared power to dispose or to direct the disposition of

 0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10. CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2023

Signature.	/s/ John E. Herzog

Name/Title.

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